Exhibit 99.1

Renren Announces Formation of Special Committee and Receipt of Preliminary Non-binding Proposal

BEIJING, China—December 22, 2016—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced that the board of directors of the Company has formed a special committee to review the terms of a proposed spin-off. As previously announced, the Company intends to spin off a newly formed subsidiary (“SpinCo”) that will hold the Company’s social video platform woxiu.com and most of the Company’s investments in minority stakes in privately held companies. Mr. Tianruo Pu, Mr. Stephen Tappin and Ms. Hui Huang have been appointed by the board of directors to be the members of the special committee.

The spin-off is being undertaken to minimize the risk that the Company could be deemed to be an “investment company” under the Investment Company Act of 1940 by reducing the aggregate amount of investments in unconsolidated subsidiaries on the Company’s balance sheet and to unlock potential in the Company’s social video business by separating it from the Company’s social networking and internet financing businesses.

As previously announced, the Company plans to distribute rights, exercisable for shares in SpinCo, to the Company’s shareholders on a pro rata basis. The rights will not be transferable and may only be exercised by shareholders who are both “qualified purchasers” under the Investment Company Act of 1940 and “accredited investors” under the Securities Exchange Act of 1934. The Company will distribute cash in lieu of fractional rights and cash to holders of rights who cannot exercise or who choose not to exercise their rights.

The Company further announced that its board of directors has received a preliminary non-binding proposal to purchase any shares of SpinCo that are not distributed in the proposed spin-off. The letter was from Mr. Joseph Chen, the Company’s founder, chairman and chief executive officer, Mr. James Jian Liu, the Company’s executive director and chief operating officer, and SoftBank Group Capital Limited, an affiliate of SB Pan Pacific Corporation. Mr. Chen and SB Pan Pacific Corporation are the Company’s two largest shareholders. The preliminary non-binding proposal would value SpinCo at US$500 million, net of debt.

The Company cautions the Company’s shareholders and others considering trading in its securities that the proposal is non-binding and that no decisions have been made with respect to the Company’s response to the offer. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily auto financing. Renren.com and our renren mobile application had approximately 238 million activated users as of September 30, 2016. “Woxiu,” which translates into “a show of your own,” is a virtual stage where musicians and performers can live-stream performances to viewers. Woxiu.com had approximately 34 million activated users as of September 30, 2016. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com